Exhibit 12.1

Amphenol Corporation

Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended		For the fiscal years ended
	September 30,		December 31,
	2011	2010	2010	2009	2008	2007	2006
	($ in thousands)
Earnings:
Income before income taxes and net income attributable to noncontrolling interests	$557,717	$477,074	$657,680	$437,145	$582,154	$500,984	$373,272
Fixed charges	40,300	38,456	51,284	45,620	47,562	45,184	46,535
Total Earnings (1)	$598,017	$515,530	$708,964	$482,765	$629,716	$546,168	$419,807

Fixed Charges:
Interest expense	$31,885	$30,549	$40,741	$36,586	$39,627	$36,876	$38,799
Interest component of rent expense	8,415	7,907	10,543	9,034	7,935	8,308	7,736
Total Fixed Charges (2)	$40,300	$38,456	$51,284	$45,620	$47,562	$45,184	$46,535

Ratio of Earnings to Fixed Charges	14.8	13.4	13.8	10.6	13.2	12.1	9.0

(1)  For the years ended December 31, 2006 through 2008, earnings consist of income before income taxes plus fixed charges (income before income taxes for these periods include the adjustment for noncontrolling interests as those financial statements have not been retroactively restated in accordance with the standards of the Consolidations Topic of the FASB Accounting Standards Codification).

(2) Fixed charges consist of interest expense including amortization of deferred debt issuance costs and one third of rental expenses on operating leases, representing that portion of rent expense which management believes is representative of the interest component of rent expense.  Program fees on the sales of accounts receivable are not included, as they do not meet the definition of fixed charges per Item 601 of Regulation S-K.